UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., March 16, 2018

APPOINTMENT OF THE BOARD OF DIRECTORS

The Shareholders’ Meeting of Avianca Holdings S.A., in the ordinary meeting held on March 16, 2018, pursuant of the terms of the Pacto Social, unanimously elected the following members of the Board of Directors for the period of March 2018 – March 2019:

Non-Independent Directors

•	German Efromovich;

•	José Efromovich;

•	Alexander Bialer;

•	Raul Campos; and

•	Roberto Kriete.

Independent Directors

•	Alvaro Jaramillo;

•	Juan Guillermo Serna;

•	Ramiro Valencia;

•	Isaac Yanovich;

•	Oscar Morales; and

•	James P.S. Leshow.

All independent board members comply with the definition of independence set forth by the New York Stock Exchange.

For further information please contact:

Investor Relation Office

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2018

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel